February 4, 2011

BY FAX AND U.S. MAIL

Kenneth W. Reitz
Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Blvd.
Charlotte, NC 28262

     Re: TIAA-CREF Life Insurance Co
                 Post Effective Amendment No. 3 on Form S-1
                 <u>File No. 333-149714</u>

Dear Mr. Reitz:

The staff has reviewed the above-referenced post effective amendment, which the Commission received on December 22, 2010. The post effective amendment received a full review. Based on our review, we have the following comments.

1. **General Comments:**

    a. There is no discussion of required minimum distributions (RMDs) in the prospectus, except in the tax discussion. Please explain supplementally whether RMDs are exempt from an MVA and whether the FLIO payments would be sufficient to cover the RMD for the value allocated to the FLIO.

    b. Please consider adding a chart, table or other device to the summary section explaining the benefits and draw backs of each option available. (*i.e.*, short-term holding account offers greatest flexibility, but the lowest interest rate; FTD offers higher interest rates, but with less flexibility and certainty with respect to amount withdrawn before the end of the period; the FLIO, offers lifetime payments, but has even less flexibility and greater uncertainty with respect to amounts surrendered; and the income options offers a fixed stream of payments, with a very limited means of accessing your money.)

    c. Please move the discussion of the Short-term Holding Account from the FTD section to its own section.

    d. Please clarify that the Short Term Holding Account is an interest bearing account and disclose the guaranteed minimum interest rate that may be earned under this investment option.

e. Please explain supplementally whether TIAA Life Insurance Company is concerned about possible exploitation of the surrender provisions of the FLIO. (*i.e.*, An investor might invest in the FLIO and immediate withdraw those funds to get a longevity contract (by still being eligible for FLIO payments after the Income Security Date) for the cost of the surrender charge and MVA.)

f. Please explain supplementally whether the contract can be terminated. If so, to the extent applicable, please warn the contract owner that if he ever held an interest in the FLIO outside of the free-look period, he would be giving up any rights to lifetime payments payable after the Income Security Date.

g. In all of the MVA and surrender charge examples, please make it clear that all interest rates listed are hypothetical and do not reflect actual interest rates payable under the contract.

h. The registrant appears to offer an annuity based on amounts invested in the FLIO Account that has several novel elements, raising questions as to the nature of the product and what is being offered.

    The prospectus indicates in the FLIO section that the registrant pays periodically to the investor a set amount based on pre determined "annuity purchase rates" that, subject to a condition described below, will continue for the life of the purchaser. Notwithstanding these payments, however, the purchaser retains the right to withdraw all assets on which the payments are based and the purchaser's beneficiary has the right to those assets on the purchaser's death.

    Since the insurer has no exclusive claim to the assets in the account, these payments appear to be more in the way of a lifetime guaranteed withdrawal payment that use the invested assets as a reference amount as opposed to a traditional annuity under which those amounts serve a funding source for the payments made. However, excluding premium taxes, the prospectus lists no fees charged for the annuity other than a $25 account maintenance fee. For this reason, it is unclear how the insurer is compensated for the FLIO Payments it makes to the investor. Please clarify this matter supplementally.

    In addition, the prospectus indicates in the definition of the FLIO Account Balance that both payments and withdrawals reduce the assets subject to the right of withdrawal on a dollar for dollar basis and the amount of the payment on a pro rata basis. The prospectus then states in the FLIO section that the FLIO payments will stop "if [the investor] withdraw[s] the entire FLIO Account Balance. This suggests that if that last dollar of FLIO Account Balance is extinguished because of a withdrawal, payments stop entirely until they resume later at a pre-specified date in the future referred to as the FLIO Income Security Date. This also suggests that the otherwise "lifetime" payments continue if the last dollar in the balance is extinguished instead because of a payment. Please revise the prospectus to make this clear in all applicable sections, including a statement on the cover page that states the FLIO Payments may terminate before the death of the purchaser if there have been withdrawals from the FLIO Account Balance.

2. **Cover Page**

   The prospectus states that "[t]he Contract is designed for individual investors who desire to accumulate funds on a <u>tax-deferred</u> basis for retirement ...". The contract will now be made available to Roth IRAs, which will accumulate funds on a tax-free basis. As such, please revise the disclosure accordingly. Please make corresponding changes throughout the prospectus.

3. **Table of Contents (p. iii)**

   For clarity, please revise the disclaimer following the table of contents to replace "individual flexible premium modified guaranteed annuity" with "TIAA-CREF Investment Horizon Annuity".

4. **Definitions (p. 2)**

   Please revise the definition for "Income Option" to clarify whether it includes the Flexible Lifetime Income Options.

5. **What Fees And Expenses May Be Deducted From My Contract (p. 3)**

   Please include the fee of up to $5 per payment for systematic interest withdrawals paid by check. Please also include this disclosure in the subsequent "Charges" section.

6. **How Do I Purchase A Contract (p. 4)**

   Please clarify that additional premium payments will be allocated to a new FTD option. Also, please clarify that additional premiums of at least $25,000 can be allocated to a new FLIO.

7. **TIAA-CREF Life Insurance Company and TIAA (pp. 5 - 6)**

   Please be sure to describe the General Account and that all amounts guaranteed under the contract are subject to the claims paying ability of TIAA-CREF Life Insurance Company.

8. **Additional Premiums (p. 7)**

   a. Please revise the last phrase of the last sentence in this section to read "but you can open another FLIO with a subsequent Premium."

   b. Please disclose the minimum allocation of a subsequent premium to an FLIO.

9. **Fixed Term Deposit (p. 8 *et seq.*)**

   a. Please include a brief discussion about the risks associated with the 10 different FTD options. (*i.e.*, The shorter the term, the greater the reinvestment risk, which is the risk of not being able to obtain the same or better interest rates upon renewal of the FTD option. The longer the term, the longer you are locked into to interest rate, even when interest rates on comparable products increase. Also, the longer terms tends to, but not always, offer higher interest rates.

b. Please explain supplementally to the staff why the guaranteed minimum interest rate for the FTDs is not specified in the prospectus. (It is disclosed for the FLIO.) In addition, please state whether the guaranteed minimum interest rate could be zero.

10. **Fixed Term Deposit – Cash Withdrawals (p. 10)**

Please disclose the limitation on withdrawals to one per calendar quarter in bold0face type in the Summary section of the prospectus. Also, as this disclosure is in the FTD section and not the FLIO section, please make it clear whether this provision applies with equal force to contract value held in the FLIO.

11. **Fixed Term Deposit – Purpose of a MVA (p. 11)**

Please make it clear that the length of the remaining term on the FTD affects the impact of the 0.25% factor. (*i.e.*, if you have 5 years remaining in the FTD, the 0.25 factor will decrease the withdrawal amount by 1.25%.)

12. **FTD MVA (p. 13)**

Please revise the description of the FTD MVA. While the prospectus contains a good description of the purpose of the calculation, there is no plain English description of how the formula itself works, *i.e.*, specifying what are the factors, how they operate with each other and why they are used (*e.g.*, why are STRIPS used). Instead, the prospectus launches directly into a listing of the formula using variables with descriptions of the variable buried after the formula. For reference, you may wish to consider the layered disclosure of a complicated MVA calculation that appears in a recent product offered by AXA Equitable Life Insurance Company (Securities Act File No. 333-165396). More specific issues with the disclosure follow:

i. The factor "N" is inflated and deflated by the number 12. Please clarify supplementally the purpose of this element of the calculation.

ii. The formula refers to a calculation of I and J, but then follows this reference with a reference to the difference of two other factors, M and N, and with a reference to 'transaction date" and "Annuity Starting Date" without any lead in or clarification as to why. Please revise for clarity.

13. **FTD - Demonstration of an FTD MVA (p. 13)**

The disclosure at the end of this section states "[f]or additional examples of MVA calculations, see the table at the end of "Charges."" However, there are no additional MVA examples in the Charges section. Please resolve this inconsistency accordingly.

14. **FLIO (p. 13 *et seq.*)**

Please explain what the Income Security Date refers to. (*i.e.*, It is period where, absent FLIO withdrawals, you are guaranteed to receive FLIO payments and a death benefit if you die before this date.)

15. FLIO - FLIO Income Options (pp. 13 – 14)

Please clarify that the One Life Annuity and Two-Life Annuity make payments for life with a period certain.

16. FLIO Payments (p.14)

a. The prospectus lacks a sufficient explanation of how the FLIO Payments operate. For example, the definition of FLIO Account Balance notes that FLIO Payments reduce the FLIO Account Balance. The "Can I Make Cash Withdrawals" section of the summary states that FLIO Payments are reduced on the same pro rata basis as reductions in the balance. However, the FLIO section states that these payments continue until the investor's death. Please clarify the ambiguities in the text as to how withdrawals and payments are treated differently in calculating the amounts of the FLIO Payments.

b. This section appears to indicate that contract value can be transferred into an existing FLIO Account. Please provide an example of how account balances can change after the contribution for transfers in, for withdrawals out and for payments out.

c. This section notes that FLIO Payments begin immediately. Please note this in the second paragraph of the first section of the Summary.

17. FLIO - Crediting Interest (p. 14)

Please clarify whether the 'Total FLIO Account Balance Interest Rate' is the same as the 'FLIO Account Rate'. If they are the same concept, please use the defined term 'Total FLIO Account Balance Interest Rate'.

18. FLIO - Account Withdrawals (p. 15)

Please clarify which FLIO accounts withdrawals are taken from when there is more than one account.

19. FLIO - Purpose of an MVA (p. 16)

a. Please revise this section to briefly describe how the longer the remaining duration of the FLIO, the greater the effect of an MVA.

b. Please make it clear that the remaining duration of the FLIO affects the impact of the 0.50% factor.

20. Application of a FLIO MVA (p. 16)

Please revise the first sentence of the section as the FLIO MVA Adjustment Formula does not produce a ratio; it produces a percentage.

21. FLIO MVA Adjustment Formula (pp. 17 - 18)

Please revise the description of the FLIO MVA. While the prospectus contains a good description of the purpose of the calculation, there is no plain English description of how the formula itself works, i.e., specifying what are the factors, how they operate with each other and why they are used. Instead, the prospectus launches directly into a listing of the formula using variables with descriptions of the variable buried afer the formula. For reference, you may wish to consider the layered disclosure of a complicated MVA calculation that appears in a recent product offered by AXA Equitable Life Insurance Company (1933 Securities Act No. 333-165396). More specific comments follow:

    i.   The prospectus states "[i]f you make a FLIO Account Withdrawal, the amount paid to you will be different than the FLIO Account Withdrawal amount that you requested ...". It appears that the average contract owner will not have the means to determine the amount they will be paid after they make a withdrawal request (both because of the complex math and more so because most contract owners lack access to a Bloomberg terminal). As such, please explain supplementally whether a contract owner can call customer support and that customer support will be able to direct the contract owner as to how much they would actually receive verse the amount they request for withdrawal. Also, will the customer support provide $k, m, N(1)$ and $N(2)$ values for a particular FLIO option for a particular contract owner upon request? Finally, will customer support be able to tell a contract owner how much to withdraw if the contract owner knows how much they actually want to receive.

    ii.   For each example, please match the line items in the table with the variable used in the FLIO MVA Adjustment Formula.

22. Charges (p. 19)

    a. In the explanation of the surrender charge, please clarify that surrender charges are not taken from withdrawals from the Short-Term Holding Account.

    b. In the surrender charge example, for clarity, please remove the negative signs.

23. Amount of Death Benefit (p. 22)

The prospectus states that "[o]n the first death benefit payable date, all FTDs and FLIOs will be terminated, and all FTD Values and FLIO Account Balance will be applied to the Short Term Holding Account." This appears to be inconsistent with the operation of the FLIO Two-Life Annuity. Please reconcile any inconsistencies.

24. Taxation (p. 23)

    a. This section states that FLIO Account withdrawals could adversely affect the tax status of annuity payouts under the FLIO Account. Please state this in the Summary.

b. The subsection on FLIO Account Withdrawals states that the registrant "intend[s] to treat" a FLIO Account Withdrawal as taxable only to the extent the sum of the FLIO Account Balance and any positive MVA associated with the withdrawal exceeds the original amount invested in the FLIO Account. Please clarify supplementally whether any consequence attaches to how you "treat" those withdrawals. Please also clarity whether this disclosure is intended to state that withdrawals will be treated as withdrawals of income first, for tax purposes.

25. Assignment Of Contracts (p. 28)

Please ensure this section is consistent with rule 12h-7 under the Securities Exchange Act of 1934. Rule 12h-7(e) requires written notice to the insurer prior to any assignment.

26. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

27. Financial Statements, Exhibits, and Other Information

Please make sure that the financial statements and exhibits are filed by post-effective amendment to the registration statement.

28. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending post-effective amendment, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a post effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the post effective amendment, the amendment will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the post effective amendment to the registration statement.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Michael L. Kosoff
Senior Counsel
Office of Insurance Products